RIDGEFIELD ACQUISITION CORP.

732 S 6th St., Suite R

Las Vegas, NV 89101

(510) 244-0424

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt; Jeffrey Gabor

Re:	Ridgefield Acquisition Corp. Responses to Staff Comments of September 24, 2025 with respect to: Preliminary Information Statement on Schedule 14C Filed September 17, 2025 File No. 000-16335

Ladies and Gentlemen:

On behalf of Ridgefield Acquisition Corp. (the “Company”), I hereby provide the following responses in reply to the comment letter dated September 24, 2025 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Preliminary Information Statement on Schedule 14C filed September 17, 2025

General

SEC Comment:

1.	We note that the reverse split and forward split is intended to cash out “a large number of small shareholders in the Company.” Please tell us whether the proposed reverse split and forward split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange Act. In this regard, we note that as of March 14, 2025, the company had approximately 644 holders of record. As applicable, please tell us how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act.

Securities and Exchange Commission

Division of Corporation Finance

September 30, 2025

Response:

The Company acknowledges the Staff’s comment. Following the proposed reverse split and forward split (the “Proposed Transaction”), the Company expects that the number of holders of record (as defined in Rule 12g5-1) of its common stock will be reduced to fewer than 300, which would make the Company’s common stock eligible for termination of registration under Rule 12g-4(a)(1) and the Proposed Transaction a Rule 13e-3 transaction. The Company advises the Staff that it will comply with Rule 13e-3 of the Exchange Act in connection with the Proposed Transaction, including by filing a Schedule 13E-3, with exhibits, and an amendment to the Preliminary Information Statement on Schedule 14C to provide the disclosures required under Rule 13e-3.

* * * * *

We hope the foregoing answers are responsive to the Staff’s comments. If you have any questions or comments or require any additional information, please do not hesitate to contact me at (510) 244-0424.

Sincerely,

RIDGEFIELD ACQUISITION CORP.

/s/ Steven N. Bronson

Steven N. Bronson, CEO

cc:  Peter Roussak